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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)
                  Tender Offer Statement Under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934

                         CONTINUUS SOFTWARE CORPORATION
                       (Name of Subject Company (Issuer))

                        RAINDROP ACQUISITION CORPORATION
                          a wholly owned subsidiary of
                                  TELELOGIC AB
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   21218R 10 4
                      (CUSIP Number of Class of Securities)

                                   Hakan Rippe
                  Executive Vice President Business Development
                                  Telelogic AB
                           400 Valley Road, Suite 200
                            Mt. Arlington, New Jersey
                                 (973) 770-6400

                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                 With a copy to:

                                 Paul D. Tosetti
                                 R. Scott Shean
                                Latham & Watkins
                        633 West Fifth Street, Suite 4000
                           Los Angeles, CA 90071-2007
                             Telephone: 213-485-1234

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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                                PRESS INFORMATION

FOR IMMEDIATE RELEASE

CONTACTS
Anders Lidbeck                           Catharina Sundelin
President & CEO                          Director of Information & Investor Relations
Telelogic AB                             Telelogic AB
Phone: +46 40-17 47 00                   Phone: +46 40-17 47 30
Fax: +46 40-17 47 47                     Fax: +46 40-17 47 47
E-mail: anders.lidbeck@telelogic.com     E-mail: catharina.sundelin@telelogic.com



   TELELOGIC ANNOUNCES AGREEMENT TO ACQUIRE CONTINUUS - LEADING CHALLENGER IN
                       CONFIGURATION MANAGEMENT SOFTWARE

   AGREEMENT TO ACQUIRE CONTINUUS FURTHER STRENGTHENS TELELOGIC'S POSITION AS
        LEADING SUPPLIER OF SOLUTIONS FOR REAL-TIME SOFTWARE DEVELOPMENT

MALMO, SWEDEN, October 25, 2000 - Telelogic AB (Stockholm Stock Exchange: TLOG), the world-leading supplier of solutions for real-time software development and requirements management, announced today that it has entered into a definitive merger agreement with Continuus (NASDAQ: CNSW), to acquire all of the outstanding shares of Continuus at a cash price of $3.46 per share. The transaction has a total value of approximately $42 million. The directors of both companies have approved the merger agreement. Shareholders representing 36% of the outstanding shares, on a fully diluted basis, have irrevocably committed to tender their shares in the tender offer.

Continuus, headquartered in Irvine, California is a leading supplier of configuration management software to the telecom industry and other real-time segments like aerospace, automotive and defense. Its customers include companies like Nokia, Lucent, BT, BMW, Raytheon and Lockheed Martin. In 1999, Continuus had revenues of $37.3 million.

"This is an important next step in our ambition to create a fully integrated state-of-the-art development environment. We are creating this by combining the best-of-breed products covering the full software development process." said Anders Lidbeck, President and CEO at Telelogic. "Continuus also has a strong market presence in the US, a very good understanding of our market and a solid technical background. These are all key for us in our ambition to be the partner of choice for companies and engineers developing advanced system and software."

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                                PRESS INFORMATION



"Strategically, this acquisition will give our configuration management solution the sales channels, marketing focus and critical mass we need." said John Wark, President and CEO at Continuus. "Telelogic has a leading brand, the products and the global network. The combined entities will create an even stronger organization that will benefit both our employees and customers."

Under the merger agreement, Telelogic will commence a tender offer for Continuus's outstanding shares, which will be subject to certain conditions, including at least 51% majority of Continuus's outstanding shares, on a fully diluted basis, being tendered without withdrawal prior to the expiration of the offer, and clearance of the transaction under applicable antitrust laws and other governmental agencies' regulations being obtained.

STRENGTHENED MARKET POSITION
Continuus is a leading supplier of configuration management tools to the telecom industry and other real-time segments like aerospace, automotive and defense. Continuus' customer base include companies like Nokia, Lucent, NEC, BMW, Raytheon and Lockheed Martin.

With the acquisition of QSS in August this year, Telelogic opened up new opportunities in other segments for advanced software development than real-time. Continuus' solutions have successfully been used in a variety of advanced system development projects, including major wins in the business applications market. As a result, the acquisition provides a strengthened position within these new segments as well.

COMPLEMENTARY PRODUCTS
Telelogic develops and markets advanced software tools and components that cover most phases of the development process: requirements, analysis, design, implementation and testing.

One of the biggest challenges software developers face today, is managing rapid and constant change. Continuus develops and markets the Continuus CM SynergyTM, the leading task-based configuration management solution that delivers integrated configuration and change management functions that simplify the process of change. Continuus CM Synergy is designed to help development teams work faster and easier, bringing simplicity and efficiency to developers and managers alike. It accelerates the release management process, maximizes the efficiency of limited development resources that are always in demand, and brings together distributed development teams through Continuus Distributed Change Management (DCM).

The acquisition will make it possible to offer new and existing customers and partners a tightly integrated solution for configuration management, requirements management and software development tools for existing and emerging markets. The product offerings will provide a comprehensive and end-to-end solution for the software development process.

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                                PRESS INFORMATION


INCREASED U.S. PRESENCE
Based on this agreement, Telelogic, once again, more than doubles its U.S. sales capacity. Continuus employs more than 170 people in the U.S. and Canada, mainly involved in sales and professional services. The company also has 83 employees in Europe, with sales and professional services companies in UK, France and Germany, and 6 employees in Australia.

SYNERGY EFFECTS
Telelogic estimates that considerable synergy effects will arise, both regarding revenue and costs. Examples of synergy effects are:

o    Increased revenue from cross-selling of products and in geography

o    Increased sales power by focusing on core business and core strengths

o    Lower recruitment costs

o    Lower overhead costs

FUTURE STRATEGY
Telelogic will continue to focus on the real-time market. Strengthened by this acquisition, Telelogic can continue to actively build strategic partnerships with new key customers in this segment. The acquisition also creates increased opportunities in markets for advanced system development outside the real-time industry. In these market segments, Telelogic will lead with Continuus and DOORS and thereby create a platform for future expansion with a robust, combined offering.

FINANCIAL EFFECTS
Continuus' revenue for 1999 was $37.3 million. Telelogic anticipates the consolidation of Continuus to be completed by December 1, 2000.

Telelogic's growth forecast of a 160% for year 2000 remains unchanged. The acquisition is expected to have a minor positive impact on Telelogic's full year results for 2000.

The financing is being arranged by a leading investment bank. Telelogic will issue equity within three months that will dilute current shareholders by approximately 5% to fund the acquisition.

ABOUT CONTINUUS SOFTWARE CORPORATION. (www.Continuus.com)
Continuus Software Corporation is a leading provider of change management solutions for enterprise software development. The Continuus Change Management Suite is the first true integrated change management solution for the enterprise. The products are designed to assist development managers in:

o Implementing an enterprise-wide software change management solution quickly, efficiently and cost effectively

o Meeting corporate/organization dictates for maintaining and/or improving customer service, business processes and financial performance to gain competitive advantage

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                                PRESS INFORMATION


o Controlling the development process without interfering with the freedom and creativity of developers

o    Effectively managing the time, cost and complexity of development

o    Delivering superior products on time, on budget

o Maximizing the return on investment (ROI) to achieve the greatest yield from their change management solution

o    Attaining the greatest possible yield from software development initiatives

The Continuus Professional Services Group provides a comprehensive range of technical services to assist your organization in maximizing the value of your Continuus solution. The Continuus professional services team will assist you in the following areas: Implementation, Education and Training, Technical Support and Consulting.

Continuus has developed an impressive roster of clients representing major companies throughout the world across a large number of industries, including companies like Nokia, Ericsson, Motorola, Credit Suisse, BMW, Raytheon, Lockheed Martin etc. The company markets it products through a direct sales force and resellers in North America and Europe. Currently, over 500 organization and 50,000 developers around the world use Continuus/CM products.

Continuus was founded in 1987. Currently the company has over 260 employees worldwide. The company has been listed on NASDAQ since August 1999.

For more information about Continuus, please visit www.Continuus.com.

ABOUT TELELOGIC
Telelogic is established in thirteen countries under its own name, and a further 20 countries through distributors. It leads the market in development environments for advanced software, especially in real-time applications. By offering high quality graphical development tools and related services, Telelogic makes the development of software more rapid, less labor intensive, and more reliable.

The company has a global client base, including all the top 10 communication suppliers such as Alcatel, Cisco, Ericsson, Fujitsu, Hewlett-Packard, Lucent, Motorola, NEC, Nokia, Nortel Networks and Siemens, as well as a number of leading suppliers within automotive and aerospace.

The software market is moving towards more visual programming methods, and Telelogic leads in the production of the next generation of development tools, in this area. Telelogic is well prepared to deliver rapid and complete solutions for the complex challenges faced by the real-time industry.

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                                PRESS INFORMATION


For more information about Telelogic, please visit www.telelogic.com.

ACQUISITION INFORMATION
More information about Telelogic and Continuus can be found at www.telelogic.com.


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            Telelogic and Telelogic Tau are trademarks of Telelogic.
           Continuus are trademarks of Continuus Software Corporation.
       All other products are the trademarks, service marks, or registered trademarks of their respective holders.

         This press release contains certain statements that are neither reported financial results nor other historical information, including information about Telelogic's proposed acquisition of Continuus. These statements are forward-looking statements within the meaning of the safe-harbor provisions of United States federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statement. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Telelogic does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

         Continuus stockholders are advised to read the tender offer statement and the solicitation/recommendation statement regarding the acquisition referenced in this press release, which will be filed with the Securities and Exchange Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. Continuus may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when it is available and other documents filed by Telelogic and Continuus with the SEC at the SEC's Web site at www.sec.gov. The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained for free from Telelogic and Continuus.